

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 22, 2018

Francois Michelon
Chief Executive Officer
ENDRA Life Sciences Inc.
3600 Green Court, Suite 350
Ann Arbor, MI 48105

> **Re: ENDRA Life Sciences Inc.**
> **Registration Statement on Form S-3**
> **Filed August 10, 2018**
> **File No. 333-226785**

Dear Mr. Michelon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at 202-551-6947 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Mark R. Busch, Esq.